Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

This Rule 425 filing consists of an investor presentation which contains information regarding the proposed acquisition of Axiall Corporation by Westlake Chemical Corporation (“Westlake”). Westlake posted the investor presentation on its website on January 29, 2016.

Proposed combination with Axiall Corporation January 29, 2016 Westlake Chemical

Forward-Looking Statements This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Additional Information This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In furtherance of this proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com. Participants in Solicitation Westlake and its directors, executive officers and certain other members of management and employees may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. You can find information about Westlake’s executive officers and directors in Westlake’s definitive proxy statement filed with the SEC on April 1, 2015. You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading any proxy statement/prospectus regarding the proposed transaction when it becomes available. This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Strategically and Financially Compelling Proposal Cash and stock proposal values Axiall at $20.00 per share(a) 108% premium to Axiall share price on January 22, 2016, last trading day before proposal submitted Consideration includes $11.00 cash – provides immediate liquidity and certainty Stock consideration of 0.1967 of a Westlake share, or $9.00 per share(a) Offers Axiall shareholders meaningful participation in combined company's attractive growth outlook, including expected synergy realization Creates stronger combined company, with increased diversity and flexibility that is better able to weather current challenges and deliver value Combined $8+ billion in LTM sales and $1.75+ billion in LTM EBITDA(b),as of September 30, 2015 Axiall standalone strategy exposes shareholders to risk and uncertainty Experienced Westlake management team with track record of delivering value Westlake is committed to moving expeditiously; no anticipated material contingencies to closing Based on closing price of Westlake stock on January 22, 2016 Excludes synergies, expected to be $60m+ annually

0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 Westlake’s History of Strong Value Creation and Profitable Growth Capacity (mm lbs.) Vinyls Olefins Company Begins Operation in LC Acquired VCM in Calvert Started Petro 1 Acquired PVC Plant Acquired Geismar VCM/PVC Plant Acquired 1 Pipe Plant Acquired 3 Pipe Pants; Calgary Window Plant Start Suzhou China Film Plant Increased LDPE By 500 mm/lbs Acquired CAO Started Petro 2 Started Poly 3 Started Suzhou PVC Plant Acquired NY Windows Plant Started Styrene Acquired 3 Pipe Plants IPO 20th Anniversary Acquired Longview Acquired Certain Teed, Petro 2 Ethylene & Geismar Chlor Alkali Expansion Acquired Vinnolit, Calvert City Ethylene / PVC Expansion Petro 1 Ethylene Expansion 1986 to 2015 Capacity CAGR of 15.3%

Attractive Combination for Axiall Shareholders Axiall Shareholders Participate in a Larger, More Integrated and Geographically-Diverse Company Improved Financial Position Advantaged Olefins business; largest producer of higher margin, low density polyethylene in the Americas Ethylene integration better positions company for margin capture Accelerates Axiall’s backward integration efforts Proprietary technology and differentiated product capabilities (low density polyethylene and specialty PVC), expected to result in higher margins and reduced volatility Global leader in vinyls technology Global manufacturing presence enhances future opportunities and growth potential Strong combined balance sheet with investment grade metrics(a) Flexibility to capitalize on future investment opportunities Attractive financial metrics: Expected EPS accretion Expected synergy capture ($60m+ annually) Westlake continues to expect to pay a quarterly dividend consistent with Westlake’s past practice.

Combination Creates North American Olefins and Vinyls Leader

Top 3 North American PVC / Chlor-alkali producer

North American PVC capacity


Shintech
Combined
Oxy
FPC
Axiall
Mexichem
Westlake

North America Chlor-alkali capacity


Olin
Oxy
Combined
Axiall
Shintech
FPC
Westlake

Axiall Locations

- Axiall Chemicals
- Axiall Building Products
- Axiall Headquarters
- Axiall Building Products Corporate Office

Westlake Locations

- Westlake Olefins
- Westlake Vinyls
- Westlake Building Products
- Westlake Headquarters



Manufacturing presence enhances business opportunity and growth potential

Note: PVC and Chlor-alkali represent respective companies capacity levels
Source: Company documents, IHS Chemical

6

v Highly Integrated Chain in the U.S. Enhances Margin Stability for the Combined Company Source:IHS Chemical Polyethylene Styrene Chlorine Ethylene Vinyls PVC Building Products All gas-based feedstock capability Ethylene Expansion Typical vinyls Industry margin distribution over the last cycle The combined company is expected to have a lower cost structure due to integration which enhances margin stability Expansion Olefins Vinyls

Improved Product and Geographic Diversity

EBITDA by segment (LTM 3Q2015)[a]

Axiall


Building Products 15%
Chlorovinyls 85%

LTM EBITDA: $416m

Westlake


Vinyls 30%
Olefins 70%

LTM EBITDA: $1,348m

Combined[c]


Vinyls / Building Products 48%
Olefins 52%

LTM EBITDA: $1,764m

Sales by region (2014)[b]

Axiall


Canada 12%
Rest of World 8%
United States 80%

2014 Sales: $3,809m

Westlake


Europe 20%
Canada 4%
Rest of World 6%
United States 70%

2014 Sales: $5,161m

Combined


Europe 10%
Canada 8%
Rest of World 7%
United States 75%

2014 Sales: $8,969m

Combination highlights

- Westlake's global technology leadership position in vinyls provides exposure to European and global specialty PVC markets
- The combined businesses provide a global PVC presence with facilities in North America, Europe and Asia
- Up and downstream integration

(a) LTM as of 9/30/2015. Segment allocations exclude corporate costs and other. Axiall LTM EBITDA pro forma for Aromatics divestiture
(b) Axiall 2014 sales by region chart includes Aromatics but sales figure below is pro forma for aromatics divestiture. Westlake 2014 sales by region pro forma for the acquisition of Vinnolit
(c) Combined EBITDA excludes synergies
Source: Company SEC filings

8

Sales & Marketing Manufacturing General & Administrative Procurement / Supply Chain Synergy Opportunity Improved product mix Increased global sales channels Eliminate duplicative G&A costs, including public company expenses Drive best practices corporate wide Ethylene / natural gas supply chain optimization Procurement optimization Freight logistics efficiencies Expected $60m+ annual synergies Best practices across manufacturing footprint Access to Westlake’s global leadership in vinyls technology

Improved Financial Profile Note:Combined financials exclude synergies. LTM as of 9/30/2015 (a)Free cash flow defined as EBITDA - capex Combined company net debt / LTM EBITDA reflects $11 / share in cash consideration Standard & Poor’s Ratings Services / Moody’s Ratings / Fitch Ratings Source:Company SEC filings Axiall Westlake Combined LTM Sales $3,509 $4,612 $8,121 LTM EBITDA $416 $1,348 $1,764 % margin 11.9% 29.2% 21.7% LTM Free cash flow(a) $240 $899 $1,139 % margin 6.8% 19.5% 14.0% Net debt / LTM EBITDA(b) 2.7x <0.0x ~0.9x Credit ratings BB / Ba2 BBB+ / Baa3 / BBB(c) Investment Grade Expected Versus Axiall standalone Improved margins Lower pro forma net leverage, investment grade metrics Expected synergy capture

Strategically and Financially Attractive Proposal Proposed acquisition is strategically and financially attractive Improved scale, resiliency and product / geographic diversity Synergy potential Improved financial profile and flexibility Compelling offer premium to Axiall shareholders 108% premium to the closing share price as of January 22, 2016 Cash consideration provides immediate liquidity and certainty of value Westlake stock consideration allows meaningful participation in stronger, more resilient company Westlake is committed to moving expeditiously No financing contingency No anticipated regulatory issues Dedicated resources in-place to ensure an efficient integration

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In furtherance of this proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake and its directors, executive officers and certain other members of management and employees may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. You can find information about Westlake’s executive officers and directors in Westlake’s definitive proxy statement filed with the SEC on April 1, 2015. You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading any proxy statement/prospectus regarding the proposed transaction when it becomes available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.